UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-28083

NOTIFICATION OF LATE FILING

(Check One):

( ) Form 10-K ( ) Form 11-K ( ) Form 20-F (x) Form 10-Q ( ) Form N-SAR

For Period Ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information
Century Industries Inc.
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Full Name of Registrant

2106 New Road Linwood Commons Ste C4

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Address of Principal Executive Office (Street and number)

Linwood, NJ 08221
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City, State and Zip Code

PART II- Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion could not be filed within the prescribed period. (Attached extra sheets if needed.)

The Company is awaiting information from third parties in order to complete the preparation of the Company's March 31, 2000 Form 10-QSB. Accordingly, the registrant requests a 5 day extension until May 22, 2000 to file its SEC Form 10-QSB.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Carl Valore	(609)	601-2300
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(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

Century Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10 , 2000

By: /s/ Carl Valore
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Carl Valore
President & Chief Executive Officer